Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AZITRA, INC.

Azitra, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: The name of the Corporation is Azitra, Inc.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Second Amended and Restated Certificate of Incorporation, as amended, as follows:

That Section A of Article FOURTH of the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended, shall be deleted and the following paragraph shall be inserted in lieu thereof:

“A. Capital Stock. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 210,000,000 shares, divided into: (i) 200,000,000 shares, par value $0.0001 per share, of common stock (the “Common Stock”); and (ii) 10,000,000 shares, par value $0.0001 per share, of preferred stock (the “Preferred Stock”).”

THIRD: Thereafter, pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval at a meeting thereof, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 3rd day of July, 2025.

AZITRA, INC.

By:	/s/ Francisco D. Salva
Name:	Francisco D. Salva
Title:	President and Chief Executive Officer